100 King Street West, 18th Floor, Toronto, ON M5X 1A1

October 4, 2012

VIA EDGAR

Lindsay McCord

Division of Corporation Finance

Securities and Exchange Commission,

100 F Street, NE

Washington, DC 20549

Re:	Bank of Montreal File No. 001-13354

Dear Ms. McCord:

I am writing to document our request for an extension of the deadline to respond to the September 25, 2012 letter of Kevin Vaughn to Thomas C. Flynn.

I confirm that you have agreed to extend the deadline to respond until Tuesday, October 16, 2012. I appreciate your consideration for our request.

Yours very truly,

/s/ Cally Hunt

Cally Hunt

Senior Vice President Finance